Newsrelease

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

June 28, 2006

Board proposals for the NABI EGM

NABI Rt. published the Board proposals for its EGM to be held on July 18, 2006. The proposals and other EGM materials will be available at NABI's offices (H-1165, Budapest, Újszász u. 45) or can be downloaded from www.nabi.hu/Download Center and the www.bse.hu web site.

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06015098

For more information:
Bence Vidomusz
Tel: +36-1-401-7295 Fax: +36-1-407-2931 E-mail: vidomusz@nabi.hu

Newsrelease

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
Cg: 01-10-043464
www.nabi.hu

June 23, 2006

Amendment to the agenda of NABI Rt's Extraordinary General Meeting

NABI Autóbuszipari Rt. ("NABI Rt.") announces that Mr. Tamás Korányi, shareholder of the Company having more than 10% influence in the Company, requested to amend the agenda of the Extraordinary General Meeting to be held on July 18, 2006 with the following items:

- Dismissing members of the Board of Directors;
- Dismissing members of the Supervisory Board;
- Decision on the remuneration of the members of Board of Directors;
- Decision on the remuneration of the members of the Supervisory Board;
- Authorizing the Board of Directors to purchase own shares on a rate amounting at least 50 percent, but not more than 112 percent of the face value of shares up to 10 percent of the capital stock;
- Decision on winding up of the Company.

In accordance with the Section 230 and 231 of the Act CXLIV of 1997 on the Business Associations Board of Directors put the above mentioned items on the agenda.

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For further information, contact
Bence Vidomusz
Phone: +361-401-7295 or e-mail vidomusz@nabi.hu